UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 10, 2023 regarding resolutions adopted by the Extraordinary Shareholders Meeting
2.	Notice of Relevant Information dated March 10, 2023 regarding Endor Capital Assets S.R.L

Item 1

RELEVANT INFORMATION

Bogotá, March 10, 2023. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Extraordinary Shareholders Meeting held today adopted the following decisions, related to the conflicts of interest disclosed by some of the administrators of Grupo Aval in compliance with numeral 7 of article 23 of Law 222 of 1995:

•	Authorize the following principal members of the Board of Directors Maria Lorena Gutiérrez Botero, Fabio Castellanos Ordóñez, Miguel Largacha Martínez and Esther América Paz Montoya, and the following alternate members of the Board of Directors Carlos Eduardo Upegui Cuartas, Juan Camilo Ángel Mejía, Luis Fernando López Roca, César Prado Villegas and Germán Villamil Pardo to evaluate and decide on the matters related to the offer to acquire the 4.11% of the shares that Banco de Bogotá S.A. holds on BAC Holding International Corp (“BHI”) which was presented by Endor Capital Assets S.R.L, a company that shares the same beneficial owner as Banco de Bogotá.

•	Not to dismiss Mrss. Luis Carlos Sarmiento Angulo, Alejandro Figueroa Jaramillo, Álvaro Velásquez Cock, Mauricio Cárdenas Müller, Ana María Cuéllar de Jaramillo and Luis Carlos Sarmiento Gutiérrez from the disclosed conflict. These administrators must refrain from participating in the evaluation and decision that will study and consider the matters related to the offer to acquire the 4.11% of the shares that Banco de Bogotá S.A. holds on BHI which was presented by Endor Capital Assets S.R.L.

Item 2

RELEVANT INFORMATION

Bogotá, March 10, 2023. Grupo Aval Acciones y Valores S.A. (the “Company”), informs that the Board of Directors authorized the Company to act as follows at the General Meeting of Shareholders of Banco de Bogotá summoned for March 13, 2023:

•	Pursuant to the Conflicts of Interest Policy of the Conglomerado Financiero Aval (Aval Financial Conglomerate), to favorably vote the possible transaction between Banco de Bogotá S.A. and Endor Capital Assets S.R.L, in relation to the offer to acquire 1,774,622,820 shares that Banco de Bogotá S.A. holds on BAC Holding International Corp (“BHI”), that represent the 4.11% of the outstanding capital of BHI. (“Endor Capital’s Offer”)

•	To decide on the Conflicts of Interest disclosed by some of the administrators of Banco de Bogotá who will have to evaluate and decide on Endor Capital’s Offer, according to the bylaws of Banco de Bogotá.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel